May 5, 2026

William Y. Carroll, Jr.
President and CEO
SmartFinancial, Inc.
5401 Kingston Pike, Suite 600
Knoxville, TN 37919

        Re: SmartFinancial, Inc.
            Registration Statement on Form S-3
            Filed May 1, 2026
            File No. 333-295492
Dear William Y. Carroll, Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    William W. Hopper, Esq.